Offering Statement for Guardian Athletics, Inc. (“Guardian Athletics”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Guardian Athletics, Inc.

   837 Wall Street

   North Mankato, MN 56003

Eligibility

2. The following are true for Guardian Athletics, Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   David Norris

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Before becoming CEO David was COO and focused on building the processes and procedures for the company. Past Employment (https://www.linkedin.com/in/dave-norris-

64a7799/): Guardian Athletics, Inc., CEO - Jan 2020 - Present; Guardian Athletics LLC., COO/CEO June 2017 - Jan 2020; Computer Technology Solutions, COO - January 2016 - June 2017; Computer Technology Solutions, Outside Sales, October 2013 - January 2016; Atomic Data, Outside Sales - May 2011 - October 2013; Venture Computer Systems, Outside Sales - June 2008 - May 2011; Norris Enterprises dba The Buzz Business owner/operator - June 2004 November 2011; HickoryTech (now Consolidated Communications), Sales Manager August 2000 - September 2005; GTE (now Verizon), Sales Manager - January 1996 - August 2000; Education: Gustavus Adolphus College, B.A. History - 1989

Name
Jeff Chambers

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Past Employment (https://www.linkedin.com/in/jeffrey-chambers-14b02458/): Guardian Athletics Inc., Founder/President Jan 2020 - Present; Guardian Athletics LLC., Founder/President - 2008 - Jan 2020; Minnesota State Mankato, Associate Head Athletic Trainer - 2015 - 2017; Minnesota State Mankato, Head Athletic Trainer - 1999 - 2015; University of Wisconsin Oshkosh - Head Athletic Trainer/Instructor in Physical Education - 1990 to 1999; Multiple Private Physical Therapy office - Athletic Trainer - 1987 - 1998; Fort Hays State University, Head Athletic Trainer/Instructor in Physical Education - 1985 - 1987; University of Northern Colorado, Assistant Athletic Trainer - 1984 - 1985; Lincoln Northeast High School, Head Athletic Trainer - 1983 - 1984; University of Northern Colorado, Masters of Arts, Physical Education 1985 University of Nebraska - BS, Physical Education 1983 Kearney State College - Pre-Physical Therapy National Athletic Trainers Association - 1983 - Present National Strength and Conditioning Association - 1998 - Present Minnesota Athletic Trainers Association - 1990 - Present Wisconsin Athletic Trainers Association - 1990- 1999

Name
Todd Kruse

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/todd-kruse-69252b3/): Guardian Athletics Inc., Board of Directors - Jan 2020 - Present; Optivus Physical Therapy, Founder & Physical Therapist - 2017 - Present; Short bio: Todd is the Owner of Optivus Physical Therapy in North Mankato and has been practicing as a Physical Therapist since 2007. He also holds specialties in Orthopedics and Athletic Training and has assisted with treatment of several athletic teams at Minnesota State University, Mankato, where he received his Athletic Training degree in 2012. His practical, individualized approach to treatment has been effective in creating positive experiences for the patients he serves as well as the providers that refer their patients to him. He has continued this approach into business ownership and continues to learn and grow in this role.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

PrePro LLC

Securities:	3,000,000
Class:	Common Stock
Voting Power:	73.7%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Guardian Athletics is built around the idea of a safer game of football. Our flagship product, Kato Collar, is a patented physical device that has been proven to slow the helmeted head down by 30% after impact. This deceleration substantially mitigates forces that are shown to cause concussions and other catastrophic brain and neck injuries. Our team has spent the last 4 years doing clinical and field research with a team of experts in the science and athletics field. Our final go-to-market product is worn on over 60 colleges, 12 NFL teams, dozens of high schools as well as players in Mexico, Japan, and Canada. There is a crucial element to this testing; our product does everything we say it does. We took second place in the MN Cup, were the MN 1 Million Cups business of the year in 2019, executed a second patent, partnered with the MN Vikings, and are in the process of developing a formal medical advisory board. Our company founder is a certified athletic trainer with over 35 years of experience in football and has an unmatched passion for player health and safety. Our executive team is made up of seasoned professions including the Executive Director of Player Development for the MN Vikings, former NFL MVP Rich Gannon, the former director of spine research at the University of MN, a product design engineer with 40 years of experience in molding and manufacturing along a CFO, CMO, and CEO with decades of leadership experience. This experienced team has developed a multi-phase approach to growth. We currently sell directly to professional, college, and high school programs through coaches, athletic directors, athletic trainers, and booster programs as well as direct to consumers via our eCommerce website. We are testing a rental program that provides safety as a service moving our model to a recurring revenue format. For our next phases, we plan to include a youth collar that is sport agnostic. This will take the 4.3 million youth playing football and expand them to the 23 million kids playing extreme sports, the hockey players, the rodeo market, and more. This could also open the adult markets in these same areas potentially leading into motorsports, military, and first responders. The 90 plus countries playing American Football are another 2 million helmets that are on the radar. We believe our market is not simply football safety equipment and certainly not other legacy collars. We are competing for the market dollar for all sports. The example of a family looking for a way to keep a child safe in football does not pit us against money set aside for shoulder pads, it dips into the entire sports budget. That child may get our collar and not purchase a new baseball bat for the spring season. This market is boundless. Our long-term goal is to become mandatory gear in football initially and potentially other sports. This event will require efforts beyond sales. Our effort will require additional talent and time spent at a legislative level.

Guardian Athletics currently has 2 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Guardian Athletics, Inc. speculative or risky:

    1. PARTICIPATION IN YOUTH FOOTBALL IS SEEING A DECREASE IN PARTICIPATION Risk: Kato Collar has entered the highly competitive field of football. There is a current undertone of fear surrounding the future of the sport based on real, and perceived physical dangers associated with the aggressive nature of the game at all levels. There is evidence that participation in football, especially the youth levels, is decreasing. Some publications have the number at almost 20% over the last decade. While there is no quantified data to support any single reason behind this drop it is believed that fear of injury, along with greater options for kids to participate in other activities is behind the trend. Mitigation: The company sees Kato Collar as part of the solution to reverse the trend of declining participation. Furthermore, the company sees opportunities to expand into growing markets such as extreme sports, first responders and military applications. While domestically there are 3,800,000 youth playing tackle football, there are an estimated 23,000,000 kids that use a helmet for a variety of extreme sports activities such as skate boarding or skiing.
    2. HIGH SCHOOLS AND YOUTH BUDGETS ARE DECREASING Risk: Many high school and youth league budgets are under strain. This could lead to there not being enough discretionary funds to purchase our products. Mitigation: A rental program has been developed to greatly reduce the cost of the collar RULES AND PROTOCOLS ARE GOVERNED BY A LARGE NUMBER OF ORGANIZATIONS Risk: The industry is unique in that each level (professional, college, high school, etc.) has its own set of rules and governances. Professional teams have the players union and very particular brand. College has complex NCAA regulations along with each conference and school having their additional nuances. High School has state-based associations that seem to work in a vacuum other than places wherefederal law supersedes them. The international market is an unknown at this point but will come into play if the company expands into foreign countries. This environment is fluid and heavily impacted by social and political forces, especially when player safety is involved. Mitigation: Kato Collar has been adopted and used by professional and college level players. That said, the company has focused on youth and high school markets to drive bottoms-up adoption.

The strategy is to have players "grow up" with the collar to ease acceptance at higher levels.

3. SAFETY DEVICES HAVE BECOME INSURANCE RISKS Risk: One of the related risks falls under the category of legal action. There is precedent around lawsuits reaching into the manufacturers of protective gear. Much has been done to mitigate this risk in the form of education, warning labels, team contracts, but there are still opportunities for litigation. This potential has created costly insurance premiums and the requirement to have our vendors and distributors listed and additional insured parties on our policy. Mitigation: The company has been able to obtain all the insurance it has needed to date, with few challenges. Furthermore, the company has found that the end user and teams have been able to obtain coverage without objection. In the future, the company is exploring if utilizing Kato Collar as mandatory safety equipment can lower team insurance premiums.

4. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

5. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

6. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

7. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

8. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

9. Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

10. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

11. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

12. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

13. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

14. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

15. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

16. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

17. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

18. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

19. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

20. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Guardian Athletics, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

Guardian Athletics will be using the proceeds from this round for operations items since early funding rounds covered the foundational items like patents, testing, infrastructure, and inventory. Currently, we have over $52,900 worth of inventory in stock ready to move once COVID impacts on football begin to wane. There are a few debts that we plan to retire and a portion of deferred salaries that we aim to be addresss. We plan to formalize our medical board along with advance biomechanical testing with major helmet manufacturers and representation from our medical team. The remaining funds will be used for a major sales and marketing campaign.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,250
Compensation for managers	$0	$20,000
Bio Mechanical Testing	$0	$50,000
Medical Board	$0	$20,000
Debt repayment	$0	$40,000
Marketing Blitz	$9,510	$107,750
Total Use of Proceeds	**$10,000**	**$250,000**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Guardian Athletics, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $2 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	4,068,500	Yes	

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The existing convertible debt is subject to conversion into equity under certain circumstances, and if a debt holder converts, your equity interest will be diluted by that conversion.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company’s bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owner. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At issuer's discreetion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,

- issuer repurchases of securities,

- a sale of the issuer or of assets of the issuer or

- transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	DEED (State of MN)
Amount Outstanding:	$42,000
Interest Rate:	0.0%
Maturity Date:	November 1, 2022
Other Material Terms:	

> This is an interest free loan from the Department of Employment and Economic Development.

Creditor(s):	Pioneer Bank/SBA
Amount Outstanding:	$150,000
Interest Rate:	5.8%
Maturity Date:	May 1, 2025
Other Material Terms:	This is a line of credit.

Creditor(s):	Loan From Jeff Chambers
Amount Outstanding:	$303,268
Interest Rate:	5.0%
Maturity Date:	January 1, 2030

Other Material Terms:

Creditor(s):	Accrued Compensation
Amount Outstanding:	$642,231
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	Due to the Officers of the company.

Creditor(s):	Convertible Note
Amount Outstanding:	$130,000
Interest Rate:	6.0%
Maturity Date:	October 22, 2022
Other Material Terms:	

Automatic Conversion: The entire principal and any accrued but unpaid interest under each Note will automatically be converted concurrent with the completion of the Company's Next Financing. "Next Financing" means the raising of equity capital in the minimum amount of $1,000,000, excluding the capital raised by selling the Notes. When the Next Financing occurs, each Note will be automatically converted into at the lesser of (i) 75% of the cash price per share paid by the other purchasers of Next Round Securities in the Qualified Financing and (ii) the price obtained by dividing $8,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Next Financing. The Shares shall be the same class (and containing the same conditions) of equity securities as are sold in the Next Financing, and the number of shares interest will be determined by dividing the amount of principal and accrued but unpaid interest owing pursuant to each Note by seventy-five percent (75%) of the offering price per share in the Next Financing. Notwithstanding the foregoing, in no event will any note convert until 180 days after issuance. If a Next Financing is completed prior to 180 days after issuance of a Note, such Note will automatically convert on the 181st day after issuance. In the event that a Next Financing has not been completed prior to the Maturity Date, the entire principal and accrued but unpaid interest under each Note will automatically convert into shares calculated under (ii) in the Automatic Conversion provision (located in paragraph above).

25. What other exempt offerings has Guardian Athletics, Inc. conducted within the past three years?

Date of Offering:	05/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$1,000,000

Use of Proceeds:

> Funds raised from family and friends. Used to fund the
> patent and start up the operations of the company.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Jeff Chambers	President	Loan	$303,268
David Norris	CEO	Accrued Compensation	$187,517
J Chambers	President	Accrued Compensation	$251,696

Financial Condition of the Issuer

27. Does the issuer have an operating history?

Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Guardian Athletics, Inc. is an early-stage company that is not yet generating profits. The company was created by a merger of two entities, Guardian Athletics Managment Inc. and Guardian Athletics LLC, in 2019. Later that year, the LLC was converted into Guardian Athletics, Inc. The founding team estimated that consolidating the two previous entities under one organization will allow them to better operate the business. In the year ended December 31, 2020, we recorded $60,359 in revenue, which is approximately a 300% increase from the year ended December 31, 2019, when we recorded $22,067 in revenue. Our average monthly burn rate is approximately $16,000, with an average allocation of 50% towards professional and marketing services, 10% insurance, 40% to other general and administrative tasks. We currently have metrics around the user base. With this raise, we plan to allocate a higher percentage to bio mechanical testing, debt repayment , as well as to sales and marketing. We believe these activities will result in the traction we will need to court venture capital funding. We currently have approximately $1,000 cash in the bank. We plan to continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. Our expenses for the year ended on December 31, 2020, amounted to $334,077, which resulted in a $277,683 loss. Our expenses for the year ended on December 31, 2019, amounted to $315,371, which resulted in a $388,400. loss.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

Taxes

Total Income	Taxable Income	Taxes Paid
$60,360	$0	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.PDF

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Guardian Athletics, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Adhering to SEC's temporary Rule 201(z)(3) On May 4th, the Securities and Exchange Commission (the "SEC") announced that it is providing temporary, conditional relief for established smaller companies affected by COVID-19. In addition to other relief measures, the SEC adopted temporary Rule 201(z)(3) that allows eligible issuers to raise up to $250,000 within the preceding 12-month period without a CPA firm's review report. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR 227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available. Video Transcription: Hi I'm Jeff Chambers, founder of Guardian Athletics and the Kato Collar. It is important for people to realize that in concussion prevention it takes both a helmet and the Kato Collar. After impact, the Kato Collar receives that helmet and slows it down. We are reducing those impulsive forces acting on the brain during movement which are believed to cause concussion. We go where the helmet cannot go to protect the brain.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg
Pitch Deck:	pitchdeck.pdf

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: guardianathletics.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on

Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.